Polydex Pharmaceuticals Limited
421 Comstock Road
Toronto, Ontario
Canada                M1L 2H5

February 6, 2009

Mr. John Cash
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
WASHINGTON, D.C.        20549-7010

FILED VIA EDGAR

Re:

Polydex Pharmaceuticals Limited
Form l0K for the Fiscal Year Ended January 31, 2008;
Form 10Q for the Fiscal Quarter Ended October 31, 2008
File No. 001-08366

Dear Mr. Cash:

We have received the letter of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated January 27, 2009, regarding our above mentioned filings. For the convenience of the Staff, our responses below follow the comments in the Staff's letter to which they relate.

Form 10-K for the fiscal Year Ended January 31, 2008

Item 7. Management's Discussion and Analysis...page 14
Liquidity and Capital Resources, page 19

1.

Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants. In addition, please revise future filings to provide a specific and comprehensive discussion of any covenant violations, to address how such violations were remedied, and to discuss the potential consequences or future violations.

Response to Comment 1: We will revise future filings to include more disclosure with respect to the covenants that are in effect related to our bank financing and any violations thereof.

Item 8. Financial Statements and Supplementary Data. Page 27

Note 8. Related Party Transactions. page F-11

2.

In future filings, please disclose the repayment terms of the amount due to shareholder.

Response to Comment 2: We will revise future filings to expand the disclosure related to the payment terms of the amount due to shareholder.

Item 9A. Controls and Procedures, page 28

3.

We note your disclosure that your certifying officers "concluded that the Company's disclosure controls and procedures cannot be relied upon". In future filings, please revise your disclosure to explicitly state management's conclusion that controls and procedures were either "effective" or "not effective".

Response to Comment 3: We will revise our future filings to conform to the Staff's comment.

4.

We note that your disclosure does not provide the correct and full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective or not effective for the fiscal year ended January 31, 2008 and for each of the fiscal quarters ended April 30, 2008, July 31, 2008 and October 31, 2008. Additionally, please revise future annual and quarterly filings to include the correct and full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or not effective, without defining them.

Response to Comment 4: We confirm to you that our disclosure controls and procedures were not effective for the fiscal year ended January 31, 2008, and for each of the fiscal quarters ended April 30, 2008, July 31, 2008 and October 31, 2008. We will revise future filings to state whether management has concluded that our disclosure controls and procedures are or are not effective.

5.

We note your disclosure that "management could not conclude that its internal control over financial reporting was effective". In future filings, please revise your disclosure to explicitly state management's conclusion that internal control over financial reporting was either "effective" or "not effective."

Response to Comment 5: We will revise future filings to state whether management has concluded that our internal control over financial reporting was either effective or not effective.

6.

Please revise future filings to disclose how you are remediating the material weakness you identified in your internal controls over financial reporting.

Response to Comment 6: We will include in our future filings a discussion of our progress in remediating material weaknesses in our internal control over financial reporting.

Exhibit 31 ... Certifications

7.

In your future annual and quarterly filings, please omit, from the introduction sentence, the certifying individual's title since the officer should sign the certificate in a personal capacity. See Item 601(b)(31)(i) of Regulation S-K for guidance.

Response to Comment 7: We will revise our future filings to omit from the introduction sentence of the certifications the certifying individual's title.

Form 10-Q for the fiscal Quarter Ended October 31. 2008

General

8.

We note the continuing negative trends in your liquidity. Please revise future filings to address the negative trends, to discuss management's plans to reverse such trends, to discuss the risks and uncertainties related to those plans, and to discuss the potential consequences if those plans are not successful. In addition, please address the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing the events, potential future actions by management and other detailed information. Also, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

Response to Comment 8: We will revise our future filings to provide additional disclosure where applicable to our business in response to the Staff's comment.

In connection with our responses to the comments of the Staff, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. John A. Luce
Chief Financial Officer